CUSIP NO. 20589T-10-3                                          Page 1 of 5 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1[FN]

                          Concentra Managed Care, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   20589T-10-3
                                 (CUSIP Number)

Welsh, Carson, Anderson                     Robert A. Schwed, Esq.
  & Stowe VIII, L.P.,                       Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                 Maynard & Kristol
New York, New York  10022                   45 Rockefeller Plaza
Attention:  Laura VanBuren                  New York, New York  10111
Tel. (212) 893-9500                         Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------
FN      1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO.  20589T-10-3                                         Page 2 of 5 Pages

1)   Name of Reporting Person            Welsh, Carson, Ander-
     I.R.S. Identification               son & Stowe VIII, L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]

3)   SEC Use Only

4)   Source of Funds                          Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                          Delaware

Number of               7)   Sole Voting     7,136,127 shares of
Shares Beneficially          Power           Common Stock
Owned by Each                                (including shares
Reporting Person                             issuable upon
With                                         conversion of
                                             Convertible Notes)
                        8)   Shared Voting
                             Power                -0-

                        9)   Sole Disposi-   7,136,127 shares of
                             tive Power      Common Stock
                                             (including shares
                                             issuable upon
                                             conversion of
                                             Convertible Notes)
                       10)   Shared Dis-
                             positive Power       -0-

11)  Aggregate Amount Beneficially           7,136,127 shares of
     Owned by Each Reporting Person          Common Stock
                                             (including shares
                                             issuable upon
                                             conversion of
                                             Convertible Notes)
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares






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CUSIP NO.  20589T-10-3                                         Page 3 of 5 Pages

13)  Percent of Class
     Represented by                          14.9%
     Amount in Row (11)

14)  Type of Reporting
     Person                                  PN




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CUSIP NO.  20589T-10-3                                         Page 4 of 5 Pages


                         Amendment No. 2 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on October 30, 1998 and Amendment No. 1 thereto filed on January 12, 1999 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby amended by adding the following thereto:

          The Issuer has entered into an Agreement and Plan of Merger, dated as of March 2, 1999, by and between the Issuer and Yankee Acquisition Corp., a Delaware corporation ("Newco") (the "Merger Agreement"). The Merger Agreement is incorporated herein as Exhibit A hereto by reference to Exhibit 2.1 to the Issuer's Report on Form 8-K dated March 2, 1999, as filed with the Commission on March 3, 1999, and any description thereof is qualified in its entirety by reference thereto. The Merger Agreement contemplates the merger (the "Merger") of Newco with and into the Issuer, upon the effectiveness of which the separate corporate existence of Newco will cease, and the Issuer will continue as the surviving corporation. Pursuant to the terms of the Merger Agreement, each outstanding share of the Issuer's Common Stock will be converted into either (i) the right to retain, at the election of the holder thereof, one share of the Issuer's Common Stock or (ii) the right to receive $16.50 in cash, subject to certain proration procedures. In addition, each share of common stock of Newco will be converted into one share of common stock of the surviving corporation. The Reporting Person is the sole stockholder of Newco, which has been organized for the purpose of accomplishing the Merger.

Item 7.   Material to Be Filed as Exhibits.

          Exhibit A -- Merger Agreement (Incorporated by Reference to Exhibit
2.1 to the Issuer's Report on Form 8-K dated March 2, 1999, as filed with the Commission on March 3, 1999)






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CUSIP NO.  20589T-10-3                                         Page 5 of 5 Pages

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 1999


                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC, General
                                    Partner


                                    By: /s/ Paul B. Queally
                                            Managing Member